SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

Bluefly, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096227103

(CUSIP number)

Jeffrey I. Martin, Esq.

152 West 57th Street, 23rd Floor

New York, NY 10019

(212) 751-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 16 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 096227103	Page 2 of 16 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,601,306
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,601,306
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,601,306
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.60% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Assumes that there are 28,576,612 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, as reported in the Quarterly Report on Form 10-Q of Bluefly, Inc., filed with the Securities and Exchange Commission on August 14, 2012.

13D

CUSIP No. 096227103	Page 3 of 16 pages

1.	NAMES OF REPORTING PERSONS Rho Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,601,306
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,601,306
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,601,306
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.60% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Assumes that there are 28,576,612 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, as reported in the Quarterly Report on Form 10-Q of Bluefly, Inc., filed with the Securities and Exchange Commission on August 14, 2012.

13D

CUSIP No. 096227103	Page 4 of 16 pages

1.	NAMES OF REPORTING PERSONS RMV VI, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,601,306
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,601,306
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,601,306
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.60% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Assumes that there are 28,576,612 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, as reported in the Quarterly Report on Form 10-Q of Bluefly, Inc., filed with the Securities and Exchange Commission on August 14, 2012.

13D

CUSIP No. 096227103	Page 5 of 16 pages

1.	NAMES OF REPORTING PERSONS Joshua Ruch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,601,306
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,601,306
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,601,306
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.60% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Assumes that there are 28,576,612 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, as reported in the Quarterly Report on Form 10-Q of Bluefly, Inc., filed with the Securities and Exchange Commission on August 14, 2012.

13D

CUSIP No. 096227103	Page 6 of 16 pages

1.	NAMES OF REPORTING PERSONS Habib Kairouz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,617,887
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,617,887
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,617,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.66% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Assumes that there are 28,576,612 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, as reported in the Quarterly Report on Form 10-Q of Bluefly, Inc., filed with the Securities and Exchange Commission on August 14, 2012.

13D

CUSIP No. 096227103	Page 7 of 16 pages

1.	NAMES OF REPORTING PERSONS Mark Leschly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,601,306
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,601,306
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,601,306
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.60% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Assumes that there are 28,576,612 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, as reported in the Quarterly Report on Form 10-Q of Bluefly, Inc., filed with the Securities and Exchange Commission on August 14, 2012.

13D

CUSIP No. 096227103	Page 8 of 16 pages

Introduction

This Amendment No. 3 to Schedule 13D (this “Amendment No.3) amends the Statement on Schedule 13D filed on December 28, 2009, as amended by Amendment No. 1 to Schedule 13D filed on February 26, 2010 and Amendment No. 2 to Schedule 13D filed on September 7, 2011, and is being filed by Rho Capital Partners LLC, a Delaware limited liability company (“Rho Capital”), RMV VI, L.L.C., a Delaware limited liability company (“RMV”), Rho Ventures VI, L.P., a Delaware limited partnership (“Rho Ventures”), Joshua Ruch, Habib Kairouz and Mark Leschly (together, the “Reporting Persons”) and relates to their beneficial ownership of shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Bluefly, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”).

ITEM 4.	Purpose of Transaction.

December 2009 Securities Purchase Agreement

On December 21, 2009, Rho Ventures and the Issuer entered into a Securities Purchase Agreement (the “December 2009 Purchase Agreement”) pursuant to which Rho Ventures agreed to acquire from the Issuer (i) 2,786,337 shares of Common Stock at a purchase price of $1.70 per share (the “Initial Shares”) at an initial closing on December 21, 2009 (the “Initial Closing”) and (ii) 6,037,192 shares of Common Stock at a purchase price of $1.70 per share (the “Remaining Shares”) at a second closing (the “Second Closing”) scheduled to occur no later than three trading days following the requisite approval (the “Stockholder Approval”) of the issuance of the Remaining Shares by the Issuer’s stockholders (the “Second Closing Date”). The Stockholder Approval occurred on February 23, 2010. The Second Closing occurred on February 25, 2010. The source of funds for the purchase at the Initial Closing and the Second Closing was the working capital of Rho Ventures.

September 2011 Securities Purchase Agreement

On September 7, 2011, Rho Ventures and the Issuer entered into a Securities Purchase Agreement (the “September 2011 Purchase Agreement”) pursuant to which Rho Ventures acquired from the Issuer 2,777,777 shares of Common Stock at a purchase price of $1.80 per share (the “2011 Shares”) at a closing that took place on the same date (the “2011 Closing”). The source of funds for the purchase of the 2011 Shares was the working capital of Rho Ventures.

August 2012 Note and Warrant Purchase Agreement

On August 13, 2012, Rho Ventures and the Issuer entered into a Note and Warrant Purchase Agreement (the “August 2012 Purchase Agreement”) pursuant to which Rho Ventures purchased from the Issuer a secured convertible subordinated promissory note in an aggregate principal amount of $1,500,000 (the “Note”) and a warrant to acquire 476,190 shares of Common Stock at an exercise price of $1.05 per share (subject to adjustment in the event of stock splits, stock dividends, reclassifications and the like) (the “Warrant”), which Warrant may be exercised at the option of Rho Ventures for cash or on a cashless basis until August 13, 2019. The conversion of the Note and the exercise of the Warrant, in each case, into equity securities of the Company, is subject to the prior receipt by the Issuer and the effectiveness of the requisite approval of the Issuer’s stockholders of the issuance of such equity securities (the “2012 Stockholder Approval”). Pursuant to the terms of the August 2012 Purchase Agreement, each of the Investors party thereto (including Rho Ventures) has agreed to vote or cause to be voted all shares of the Issuer’s voting stock that are beneficially owned by such Investor (or its Affiliates) or over which such Investor has or shares voting control in favor of the 2012 Stockholder Approval and has agreed to deliver a duly executed written consent of stockholders within ten days of the closing of the transactions contemplated by the August 2012 Purchase Agreement.

13D

CUSIP No. 096227103	Page 9 of 16 pages

The August 2012 Purchase Agreement contains customary representations and warranties. In connection with the issuance of the Note, the Issuer, Rho Ventures and certain of the Issuer’s other creditors entered into an Intercreditor Agreement, dated August 13, 2012 (the “Intercreditor Agreement”), whereby the parties thereto established lien priority, relative rights and other creditors’ rights matters with respect to the Note and the Issuer’s other outstanding indebtedness. The source of funds for the purchase of the Note and Warrant was the working capital of Rho Ventures.

The Note bears interest at an annual rate equal to 12% per annum, with interest accruing on a cumulative, compounding basis. The Note matures on the earliest to occur of (i) August 13, 2013, (ii) a change of control of the Issuer (as defined therein) and (iii) the date on which the Issuer consummates a debt or equity financing resulting in proceeds to the Issuer of at least $7,500,000 (the “Maturity Date”). The Note is secured by certain assets of the Issuer and its subsidiaries as set forth under the Note and the Intercreditor Agreement.

Prior to the Maturity Date, immediately following the Issuer’s consummation of the offer and sale for cash of its equity securities resulting in proceeds to the Issuer of at least $7,500,000 (the “Subsequent Financing”), and subject to the prior receipt and effectiveness of 2012 Stockholder Approval, Rho Ventures has the right, at its option to convert all of the outstanding principal and interest of the Note (the “Principal Obligations”) into a number of fully paid and nonassessable equity securities sold in the Subsequent Financing equal to the quotient obtained by diving the aggregate amount of Principal Obligations to be converted by the lowest price paid by any investor in the Subsequent Financing (the “Subsequent Financing Securities”). In addition, at any time and from time to time prior to the Maturity Date, and subject to the prior receipt and effectiveness of 2012 Stockholder Approval, Rho Ventures has the right, at its option, to convert all or any portion of the Principal Obligations into a number of fully paid and nonassessable shares of Common Stock equal to the quotient obtained by diving the aggregate amount of Principal Obligations to be converted by $1.05.

Events of default under the Note include, among others, payment defaults, covenant defaults, and certain bankruptcy-type events involving the Issuer. Upon an event of default, the outstanding Principal Obligations shall be accelerated and Rho Ventures shall, at its option, have the right, subject to the Intercreditor Agreement, to require the Issuer to pay the outstanding Principal Obligations.

Registration Rights Agreement

Shelf Registration Statement

In connection with the December 2009 Purchase Agreement, Rho Ventures entered into a Registration Rights Agreement, dated December 21, 2009 (the “December 2009 Registration Rights Agreement”), with the Issuer and certain existing holders of Common Stock (the “Existing Holders”). In connection with the acquisition by Rho Ventures of the 2011 Shares, Rho Ventures entered into an Amended and Restated Registration Rights Agreement, dated September 7, 2011 (the “Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement terminated all registration rights granted under the December 2009 Registration Rights Agreement and replaces the December 2009 Registration Rights Agreement in its entirety. Under the Amended and Restated Registration Rights Agreement, the Issuer was required to file a “shelf” registration statement (the “Shelf Registration Statement”) covering the Shelf Registrable Securities (which included the 2011 Shares) held by the Shelf Holders (as such terms are defined in the Amended and Restated Registration Rights Agreement) no later than November 15, 2011. The Shelf Registration Statement was filed by the Issuer on November 14, 2011 and was declared effective by the U.S. Securities and Exchange Commission on February 7, 2012. The Amended and Restated Registration Rights Agreement also obligates the Issuer to maintain the effectiveness of the Shelf Registration Statement and the previously filed “shelf” registration statement covering the Initial Shares and Remaining Shares until all securities covered by such registration statements are sold or otherwise can be sold pursuant to Rule 144 without any restrictions.

13D

CUSIP No. 096227103	Page 10 of 16 pages

Piggy-Back Registration

Under the Amended and Restated Registration Rights Agreement, if the Issuer registers any securities in an underwritten public offering, Rho Ventures and the Existing Holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered.

Demand Registration

The Amended and Restated Registration Rights Agreement also provides that, at any time, subject to certain exceptions, Rho Ventures has the right to demand on no more than two occasions that the Issuer file a registration statement (a “Demand Registration Statement”) within 45 days, covering the offering and sale of the Demand Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement). The Issuer is not obligated to effect more than two Demand Registration Statements at the request of Rho Ventures, effect more than one Demand Registration Statement in any six month period or effect any Demand Registration Statement if the aggregate offering price is less than $10 million.

The Issuer may delay the filing of a Demand Registration Statement under specified conditions, such as for a period of time while the Issuer pursues an underwritten public offering if its board of directors (the “Board”) deems it advisable to delay such filing. Such postponements cannot exceed 120 days from the date of the notice from the Issuer.

The Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to the Issuer’s performance of the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement contains customary cross-indemnification provisions. The registration rights granted under the Amended and Restated Registration Rights Agreement have no expiration date.

Under the August 2012 Purchase Agreement, Rho Ventures is entitled to registration rights in respect of the shares of Common Stock or the Subsequent Financing Securities issuable upon conversion of the Note and the Common Stock issuable upon exercise of the Warrant, in each case, consistent with the registration rights granted pursuant to the Amended and Restated Registration Rights Agreement, as set forth in the August 2012 Purchase Agreement.

Voting Agreement

In connection with the December 2009 Purchase Agreement, Rho Ventures entered into an Amended and Restated Voting Agreement, dated December 21, 2009 (the “Voting Agreement”), with the Issuer and the Existing Stockholders (as defined in the Voting Agreement), pursuant to which Rho Ventures and the Existing Stockholders agreed to vote their shares of Common Stock to effect the restructuring of the Board such that the Board shall consist of ten members consisting of three classes with staggered terms, as further specified in the Voting Agreement (the “Board Restructuring”). The Board Restructuring was approved on February 23, 2010 and was implemented on the Second Closing Date. In addition, pursuant to the Voting Agreement, (i) Rho Ventures has the right to designate two designees to serve on the Board and the Issuer agreed to cause such designees to be nominated for election at meetings of the stockholders called for the purpose of electing directors (or in connection with any written consent of stockholders in lieu thereof) and (ii) the Existing Stockholders have the right to designate an aggregate of four designees, as specified in the Voting Agreement. The Issuer also agreed in the Voting Agreement to appoint the designees of Rho Ventures and the Existing Stockholders to certain committees of the Board. Pursuant to this right, Rho Ventures has designated Habib Kairouz as its representative on the Board.

Under the Voting Agreement, Rho Ventures and the Existing Stockholders agreed that at any meeting or action by written consent of stockholders at which or pursuant to which directors of the Issuer are to be elected, Rho

13D

CUSIP No. 096227103	Page 11 of 16 pages

Ventures and such Existing Stockholders will vote all shares of the Issuer’s capital stock owned by them in favor of the designees of Rho Ventures and the designees of the Existing Stockholders. In addition, Rho Ventures agreed that, if Rho Ventures disposes of its capital stock of the Issuer such that Rho Ventures owns less than the greater of (i) 28% of the stock owned by Rho Ventures after the Second Closing, or (ii) the minimum amount required under Nasdaq rules to allow Rho Ventures to designate two of its allotted Board designees, then Rho Ventures must cause one director designated by Rho Ventures to resign from the Board. Rho Ventures also agreed that, if Rho Ventures disposes of its capital stock of the Issuer such that Rho Ventures owns less than the greater of (i) 14% of the stock owned by Rho Ventures after the Second Closing, or (ii) the minimum amount required under Nasdaq rules to allow Rho Ventures to designate one of its allotted Board designees, then Rho Ventures must cause each of the directors designated by Rho Ventures to resign from the Board. The Existing Stockholders agreed to similar restrictions with respect their Board designees.

In addition, Rho Ventures and the Existing Stockholders were subject to “lock-up” provisions pursuant to which they could not, without the Issuer’s prior written consent, sell, hypothecate, pledge or otherwise transfer any shares of the Issuer’s capital stock, directly or indirectly, including through any derivative transaction, or publicly announce an intention thereof, which “lock-up” period with respect to Rho Ventures expired on the one year anniversary of the date of the Initial Closing.

Lock-Up Agreements

In connection with the 2011 Closing, Rho Ventures entered into a Lock-Up and Support Agreement, dated September 7, 2011 (the “Lock-Up and Support Agreement”), with the Issuer and the Stockholders (as defined in the Lock-Up and Support Agreement) pursuant to which Rho Ventures and the Stockholders may not, without the prior written consent of (i) the Issuer and (ii) each of the purchasers of Common Stock under the September 2011 Purchase Agreement (the “Purchasers”), sell, hypothecate, pledge or otherwise transfer any shares of the Issuer’s capital stock, directly or indirectly, including through any derivative transaction, or publicly announce an intention thereof, which “lock-up” period with respect to Rho Ventures remains in effect until the one year anniversary of the date of the 2011 Closing. The Lock-Up and Support Agreement further provides that, in any circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the Stockholder Approval Condition, each Stockholder will vote the shares of the Issuer’s capital stock held by it, other than the shares acquired under the September 2011 Purchase Agreement, in favor of the ballot item necessary to satisfy the Stockholder Approval Condition.

Each director of the Issuer, including Habib Kairouz, and the Issuer’s chief executive officer, chief financial officer and chief operating officer executed a Lock-Up Agreement, dated September 7, 2011 (the “Lock-Up Agreement”), in favor of the Issuer and each Purchaser, pursuant to which such directors and officers of the Issuer may not, without the prior written consent of (i) the Issuer and (ii) each Purchaser, offer, pledge, announce the intention to sell, sell, contract to sell, or otherwise transfer or dispose, including through any derivative transaction, any shares of the Issuer’s capital stock, which “lock-up” period with respect to Mr. Kairouz remains in effect until the earlier of the one year anniversary of the date of the 2011 Closing or until he ceases to be a director of the Issuer.

The foregoing descriptions of the December 2009 Purchase Agreement, the September 2011 Purchase Agreement, the Amended and Restated Registration Rights Agreement, the Voting Agreement, the Lock-Up and Support Agreement, the Lock-Up Agreement, the August 2012 Purchase Agreement, the Note, the Warrant and the Intercreditor Agreement (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by the terms of each such document, which are attached hereto as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10 and Exhibit 11 respectively, and are incorporated herein by reference.

13D

CUSIP No. 096227103	Page 12 of 16 pages

As a result of the arrangements described above, including, but not limited, to the Voting Agreement, the Lock-Up and Support Agreement and the August 2012 Purchase Agreement, the Reporting Persons and the Existing Stockholders may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.

The Reporting Persons take no responsibility for any filings made by the Existing Stockholders or the completeness or accuracy of any information contained therein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Additional Disclosure

The Initial Shares, Remaining Shares, the 2011 Shares, the Notes and the Warrants were acquired solely for investment purposes. Rho Ventures does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Rho Ventures reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of its business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer, including the Existing Stockholders, regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders. Rho Ventures will continue to evaluate the business and prospects of the Issuer, and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expects from time to time to consult with management and other stockholders of the Issuer.

Other than as described above and as set forth in the Agreements, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

13D

CUSIP No. 096227103	Page 13 of 16 pages

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Rho Ventures may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of 11,601,306 shares of Common Stock, representing approximately 40.60% of the 28,576,612 shares of Common Stock outstanding, based on information provided by the Issuer.

RMV, as the general partner of Rho Ventures, and Rho Capital, as the managing member of RMV, each may be deemed to have sole power to direct the voting and disposition of the 11,601,306 shares of Common Stock beneficially owned by Rho Ventures, representing approximately 40.60% of the 28,576,612 shares of Common Stock outstanding, based on information provided by the Issuer.

Joshua Ruch, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of the 11,601,306 shares of Common Stock beneficially owned by Rho Capital, representing approximately 40.60% of the 28,576,612 shares of Common Stock outstanding, based on information provided by the Issuer.

Habib Kairouz, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of the 11,617,887 shares of Common Stock beneficially owned by Rho Capital, representing approximately 40.66% of the 28,576,612 shares of Common Stock outstanding, based on information provided by the Issuer. In addition, Mr. Kairouz beneficially owns 1,875 shares of Common Stock as a result of the vesting in full on February 2, 2011 of restricted stock granted to Mr. Kairouz in connection with his appointment as a member of the Board on December 21, 2009 and 14,706 options to purchase shares of Common Stock under the Issuer’s 2005 Stock Incentive Plan.

Mark Leschly, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of the 11,601,306 shares of Common Stock beneficially owned by Rho Capital, representing approximately 40.60% of the 28,576,612 shares of Common Stock outstanding, based on information provided by the Issuer.

Each of Messrs. Ruch, Kairouz and Leschly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Rho Ventures, RMV and Rho Capital.

(c) Except as described in this Amendment No. 3, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Habib Kairouz beneficially owns 1,875 shares of Common Stock as a result of the vesting in full on February 2, 2011 of restricted stock granted to Mr. Kairouz in connection with his appointment as a member of the Board on December 21, 2009. Mr. Kairouz also holds 14,706 options to purchase shares of Common Stock with an exercise price of $2.50 per share, which were granted on August 3, 2011 and vested in full on August 3, 2012 and expire on August 3, 2021. In addition, Mr. Kairouz was granted 22,321 options to purchase shares of Common Stock with an exercise price of $1.12 per share on August 8, 2012, which vests in full on August 8, 2013 and expires on August 8, 2022. These options to purchase Common Stock were granted to Mr. Kairouz in connection with his service as a member of the Board.

13D

CUSIP No. 096227103	Page 14 of 16 pages

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated December 21, 2009*

Exhibit 3:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated September 7, 2011**

Exhibit 4:	Amended and Restated Registration Rights Agreement, between the Issuer and the Investors identified therein, dated September 7, 2011**

Exhibit 5:	Amended and Restated Registration Rights Agreement, between the Issuer and the Investors identified therein, dated September 7, 2011**

Exhibit 6:	Lock-Up and Support Agreement, between the Issuer and each of the Stockholders identified therein, dated September 7, 2011**

Exhibit 7:	Lock-Up Agreement, among Habib Kairouz, the Issuer and each of the Purchasers identified therein, dated September 7, 2011**

Exhibit 8:	Note and Warrant Purchase Agreement, among the Issuer, Rho Ventures and the other investors party thereto, dated August 13, 2012

Exhibit 9:	Secured Subordinated Convertible Promissory Note, between the Issuer and Rho Ventures, dated August 13, 2012

Exhibit 10:	Warrant to Purchase Shares of Common Stock of Bluefly, Inc., between the Issuer and Rho Ventures, dated August 13, 2012

Exhibit 11:	Intercreditor Agreement, among the Issuer, EVT Acquisition Co., LLC, Rho Ventures, Prentice Consumer Partners LP and Wells Fargo Bank, National Association, dated August 13, 2012

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 28, 2009.
**	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on September 7, 2011.

13D

CUSIP No. 096227103	Page 15 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 15th day of August, 2012.

RHO VENTURES VI, L.P.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RMV VI, L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

/s/ Joshua Ruch
Joshua Ruch

/s/ Habib Kairouz
Habib Kairouz

/s/ Mark Leschly
Mark Leschly

13D

CUSIP No. 096227103	Page 16 of 16 pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated December 21, 2009*

Exhibit 3:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated September 7, 2011**

Exhibit 4:	Amended and Restated Registration Rights Agreement, between the Issuer and the Investors identified therein, dated September 7, 2011**

Exhibit 5:	Amended and Restated Voting Agreement, between the Issuer and each of the Stockholders identified therein, dated December 21, 2009*

Exhibit 6:	Lock-Up and Support Agreement, between the Issuer and each of the Stockholders identified therein, dated September 7, 2011**

Exhibit 7:	Lock-Up Agreement, among Habib Kairouz, the Issuer and each of the Purchasers identified therein, dated September 7, 2011**

Exhibit 8:	Note and Warrant Purchase Agreement, among the Issuer, Rho Ventures and the other investors party thereto, dated August 13, 2012

Exhibit 9:	Secured Subordinated Convertible Promissory Note, between the Issuer and Rho Ventures, dated August 13, 2012

Exhibit 10:	Warrant to Purchase Shares of Common Stock of Bluefly, Inc., between the Issuer and Rho Ventures, dated August 13, 2012

Exhibit 11:	Intercreditor Agreement, among the Issuer, EVT Acquisition Co., LLC, Rho Ventures, Prentice Consumer Partners LP and Wells Fargo Bank, National Association, dated August 13, 2012

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 28, 2009.
**	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on September 7, 2011.